SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
Board resolution dated July 5, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 8, 2004	By:	/s/ Lu Yipin
Name: Lu Yipin
Title: Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Fifteenth Meeting

of the Fourth Session of the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The fifteenth meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held on 2 July 2004 by means of correspondence. The convening of the Meeting complied with the PRC Company Law and the Articles of Association of the Company. The Meeting was chaired by the Chairman, Mr. Lu Yiping. The Meeting considered and approved the following resolution:

“In accordance with the nominations made by the President, Mr. Rong Guangdao, Mr. Zhang Jianping and Mr. Tang Chengjian were appointed as Vice Presidents of the Company with immediate effect. Their terms of offices would concur with those of the President and other Vice Presidents of this session.”

Mr. Gu Chuanxun, Mr. Wang Xingyu, Mr. Wang Yongshou and Mr. Chen Xinyuan, independent directors of the Company, expressed no dissenting opinion on the appointments of the Company’s senior management.

The Board of Directors of the Company comprises:

Executive Directors:	Lu Yiping, Du Chongjun, Rong Guangdao, Han Zhihao, Wu Haijun and Gao Jinping

Non-executive Directors:	Liu Wenlong and Zhang Baojian

Independent Non-executive Directors:	Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 5 July 2004

Appendix: Biographies of Zhang Jianping and Tang Chengjian

Zhang Jianping, 41, is Assistant to the President of the Company and Director of the Production Department. Mr. Zhang joined the Company in July 1987 and has held various positions including Deputy Chief Engineer of the Aromatic Plant of the Refining & Chemical Division of the Company, Deputy Director of the Plastics Plant, Vice President of the Plastics Business Division, Director of the Petrochemical Research Institute, Director of the Production Department. In February 2002, Mr. Zhang became Assistant to the President of the Company and Director of the Production Department. Mr. Zhang graduated in July 1984 from the Eastern China Institute of Chemical Technology specializing in petroleum refinery. He obtained a master’s degree in July 1987 from the Eastern China Institute of Chemical Technology specializing in oil processing.

Tang Chengjian, 48, is Director of the Thermal Power Plant Complex of the Company. Mr. Tang joined the Shanghai Petrochemical Complex in December 1974 and has held various positions including Deputy Secretary of the Communist Party Committee, Chairman of the Labor Union and Deputy Director of the Thermal Power Plant. He was then the Thermal Power Plant Manager and Deputy Director of the Company’s Thermal Power Complex. In January 1998, he became Director of the Thermal Power Complex. Mr. Tang graduated from the Shanghai Electric Power Institute

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specializing in power plant and electrical system (distance learning) in July 1986. In July 1991, Mr. Tang graduated from the Shanghai Second Polytechnic University majoring in management. In March 2001, he obtained an MBA degree from the China Europe International Business School.

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